UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Quorum Health Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

74909E106

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,237,424
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,237,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,237,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Fund Global, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,115,197
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,115,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,115,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,115,197
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,115,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,115,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,237,424
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,237,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,237,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,771,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,771,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,771,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,771,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,771,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,771,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Jason Mudrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,771,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,771,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,771,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 74909E106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Drawdown II LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,237,424 Shares beneficially owned by Drawdown II LP is approximately $637,456, including brokerage commissions.

The Shares purchased by Global LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,115,197 Shares beneficially owned by Global LP is approximately $987,711, including brokerage commissions.

The Shares purchased by MCM on behalf of certain managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,418,971 Shares beneficially owned by MCM on behalf of certain managed accounts is approximately $647,330, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 8, 2020, the Reporting Persons’ legal counsel delivered a letter (the “Letter”) to the Office of the United States Trustee for the District of Delaware (the “Trustee”) on behalf of the Reporting Persons, requesting that the Trustee appoint an official committee of equity security holders (the “Official Equity Committee”) to assure adequate representation of the interests of all of the Issuer’s shareholders. The Letter stated the Reporting Persons’ belief that significant equity value exists for existing shareholders but that, without the appointment of an Official Equity Committee, there is no estate fiduciary to represent shareholder interests as the board of directors and management team now in control of the Issuer have abandoned those interests in favor of the Issuer’s noteholders.

The Letter further stated the Reporting Persons’ belief that the Issuer’s entry into a restructuring support agreement (the “RSA”) with certain lenders representing approximately 75% of the obligations under the Issuer’s senior notes, and the RSA’s terms of a plan for balance sheet restructuring of the Issuer (the “Plan”), would frustrate the evaluation of the Issuer’s legitimate shareholder interests. The Reporting Persons expressed further concern in the Letter that, although all general unsecured creditors of the Issuer are paid in full in cash, the Plan provides zero recovery to shareholders that do not also own senior notes and, as a result, the Plan provides that all existing equity will be wiped out and all reorganized equity provided to the Issuer’s senior noteholders.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

On April 9, 2020, Mudrick Capital Management, L.P. (“Mudrick”) submitted a preliminary objection to certain first day motions (the “Preliminary Objection”) in the United States Bankruptcy Court for the District of Delaware (the “Court”). In the Preliminary Objection, Mudrick stated its concern that the Plan provides zero recovery to shareholders of the Issuer that do not also own senior notes, and requested that the Court reject as unnecessary the expedited confirmation schedule of the Plan to provide sufficient time for the Trustee to consider the appointment of an Official Equity Committee, and for equity holders to adequately evaluate the Plan, the underlying valuation it is based upon and their treatment thereunder.

The foregoing description of the Preliminary Objection does not purport to be complete and is qualified in its entirety by reference to the full text of the Preliminary Objection, which is filed as Exhibit 99.2, and is incorporated herein by reference.

9

CUSIP No. 74909E106

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,664,536 Shares outstanding, as of April 3, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 10, 2020.

A.	Drawdown II LP
(a)	As of the close of business on April 9, 2020, Drawdown II LP directly beneficially owned 1,237,424 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,237,424
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,237,424

(c)	The transactions in the Shares by Drawdown II LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Global LP
(a)	As of the close of business on April 9, 2020, Global LP directly beneficially owned 2,115,197 Shares.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,115,197
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,115,197

(c)	The transactions in the Shares by Global LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Mudrick GP
(a)	As the general partner of Global LP, Mudrick GP may be deemed to beneficially own 2,115,197 Shares that are beneficially owned directly by Global LP.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,115,197
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,115,197

(c)	Mudrick GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Global LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 74909E106

D.	Drawdown II GP
(a)	As the general partner of Drawdown II LP, Drawdown II GP may be deemed to beneficially own 1,237,424 Shares that are beneficially owned directly by Drawdown II LP.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,237,424
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,237,424

(c)	Drawdown II GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Drawdown II LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	MCM
(a)	As the investment manager to each of Drawdown II LP, Global LP and certain managed accounts, MCM may be deemed to beneficially own 4,771,592 Shares.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,771,592
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,771,592

(c)	The transactions in the Shares by MCM through certain managed accounts and on behalf of each of Drawdown II LP and Global LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	MCM GP
(a)	As the general partner of MCM, MCM GP may be deemed to beneficially own the 4,771,592 Shares beneficially owned by MCM.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,771,592
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,771,592

(c)	MCM GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Drawdown II LP, Global LP and MCM through certain managed accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 74909E106

G.	Jason Mudrick
(a)	Mr. Mudrick, as the sole member of MCM GP, may be deemed to beneficially own the 4,771,592 Shares beneficially owned by MCM.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,771,592
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,771,592

(c)	Mr. Mudrick has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Drawdown II LP, Global LP and MCM through certain managed accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the U.S. Trustee, dated April 8, 2020.
99.2	Preliminary Omnibus Objection to Certain First Day Motions, dated April 9, 2020.

12

CUSIP No. 74909E106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2020.

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By:	Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

13

CUSIP No. 74909E106

MUDRICK CAPITAL MANAGEMENT, L.P.

By:	Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

/s/ Jason Mudrick
JASON MUDRICK

14

CUSIP No. 74909E106

SCHEDULE A

Transactions in the Shares of the Issuer Since the filing of the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

Purchase of Common Stock	293,554	0.0950	04/08/2020

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

Purchase of Common Stock	701,150	0.0950	04/08/2020

MUDRICK CAPITAL MANAGEMENT, L.P.
(through certain managed accounts)

Purchase of Common Stock	203,059	0.0950	04/08/2020
Purchase of Common Stock	302,237	0.0950	04/08/2020